Exhibit 99.1

PRESS RELEASE

Bonso Electronics Reports Results of the Annual Meeting of Shareholders and Appointment of Officers

HONG KONG, March 9, 2012 (Globe Newswire) -- Bonso Electronics International, Inc. (NASDAQ: BNSO) today announced the results of its Annual General Meeting of Shareholders held on February 25, 2012.

Anthony So, Andrew So, Kim Wah Chung, Woo Ping Fok and Henry Schlueter were elected as directors of the Company. The shareholders ratified the selection of Moore Stephens as Bonso’s independent public accountants for the fiscal year ending March 31, 2012.

The following persons were also appointed as officers of the Company:

Anthony So — Chairman of the Board, Chief Executive Officer and President

Andrew So — Deputy Chairman and Chief Operating Officer

Albert So — Chief Financial Officer, Treasurer, Controller and Secretary

Kim Wah Chung — Director of Engineering and Research and Development

Henry Schlueter — Assistant Secretary

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, health care products and other products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com.

For more information please contact:

Albert So

Chief Financial Officer and Secretary

Tel: 852 2605 5822

Fax: 852 2691 1724